October 3, 2014

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-16789

Dear Mr. Rosenberg:

This letter is submitted by and on behalf of Alere Inc. (“Alere” or “the Company”) in response to the further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated September 22, 2014 (the “Second Comment Letter”).

For reference purposes, the text of the Second Comment Letter has been reproduced herein with responses below each numbered comment.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(M) Revenue Recognition

Services Revenue, page F-17

1.	Please refer to your response to our prior comment 2. Confirm, if true, that the amount you recognize as revenue for fees subject to refund before the end of the contract period are realizable under the termination provisions of the contract as required by method 2 described in ASC 605-20-S99-1, and provide us proposed disclosure to be included in future filings in this regard. If not true, please tell us how you met the criterion that fees be fixed or determinable.

Response to Comment No. 1

We confirm that revenue we recognize for fees subject to refund before the end of the contract period are realizable under the termination provisions or other provisions of the contract as required by method 2 described in ASC 605-20-S99-1. In future filings, we will expand our existing disclosure to include the underlined sentence below:

Additionally, we generate services revenue in connection with contracts with health plans (both commercial and governmental) and self-insured employers, whereby we provide clinical expertise through fee-based arrangements. Revenue for fee-based arrangements is recognized over the period in which the services are provided. Some contracts provide that a portion of our fees are at risk if our customers do not achieve certain financial cost savings or we do not achieve certain other clinical and operational metrics, over a period of time, typically one year. Revenue subject to refund is not recognized if (i) sufficient information is not available to calculate performance measurements or (ii) interim performance measurements indicate that we are not meeting performance targets. If either of these two conditions exists, we record the amounts as other current liabilities in the consolidated balance sheet, deferring recognition of the revenue until we establish that we have met the performance criteria. However, revenue recognized for fees subject to refund before the end of the contract period is realizable under the termination provisions or other provisions of the contract. If we do not meet the performance targets at the end of the contractual period, we are obligated under the contract to refund some or all of the at-risk fees.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the contents of this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Gregg J. Powers, Chairman of the Board
Namal Nawana, Interim Chief Executive Officer & President
David Teitel, Chief Financial Officer
Ellen Chiniara, General Counsel

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